Stoecklein Law Group, LLP

Practice Limited to Federal Securities

Emerald Plaza	Telephone: (619) 704-1310
402 West Broadway	Facsimile: (619) 704-1325
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San Diego, California 92101	web: www.slgseclaw.com

February 2, 2012

Ms. Lauren Nguyen
Securities and Exchange Commission
100 F. Street, NE
Washington, D.C. 20549

RE: Sport Tech Enterprises, Inc.
Your Letter of February 2, 2012
Form Registration Statement on Form S-1
File No. 333-175306

Dear Ms. Nguyen,

This correspondence is in response to your letter dated February 2, 2012 in reference to our filing of the Amended Registration Statement on Form S-1 filed January 19, 2011 on behalf of Sport Tech Enterprises, Inc., your file number 333-175306.

Exhibit Index

1.
Please revise the exhibit index to clarify that the subscription agreement filed as Exhibit 10.1 is a form of subscription agreement that was used in the private offerings that relate to the selling shareholder shares and identify the private offerings or advise.

Response: We have amended 10.1 of the Exhibit Index to read as follows:

Subcription Agreement – utilized in private offering dated June 10, 2011.

/s/ Donald J. Stoecklein
Stoecklein Law Group, LLP